BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. 90 Woodbridge Center Dr., 4th Floor Woodbridge, NJ 07095-1163 Tel: 732-750-0900 Fax: 732-750-1222 www.bdo.com March 9, 2018 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K to be filed by CCA Industries, Inc. on March 9, 2018, in relation to our completion on March 6, 2018 of our engagement to audit the Company’s consolidated financial statements. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours,